# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: John Hancock CQS Asset Backed Securities Fund, CIK 0002035632
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Ownership
Address of issuer's principal executive offices: 197 Clarendon Street, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 01/21/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001073894

## Reporting persons
- John Hancock Life Insurance Company (U.S.A.): type of reporting person: insurance company (IC); citizenship or place of organization: United States (X1); sole voting power 3,755,000; shared voting power 0; sole dispositive power 3,755,000; shared dispositive power 0; aggregate amount beneficially owned 3,755,000 (100% of the class)

## Item 1. Issuer
Name of issuer: John Hancock CQS Asset Backed Securities Fund
Address of issuer's principal executive offices: 197 Clarendon Street, Boston, Massachusetts 02116

## Item 2. Person Filing
Name of person filing: John Hancock Life Insurance Company (U.S.A.)
Address of principal business office or, if none, residence:
200 Berkeley Street
Boston, Massachusetts 02116
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC)

## Item 4. Ownership
Amount beneficially owned: 3,755,000.00
Percent of class: 100%
Sole power to vote or to direct the vote: 3,755,000.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,755,000.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- John Hancock Life Insurance Company (U.S.A.): /s/ Betsy Anne Seel, Betsy Anne Seel, by Power of Attorney (01/28/2025)